UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Apollo Resources International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

037622 10 7

(CUSIP Number)

J. Mark Ariail

214 389 9800

3001 Knox Street, Suite 403

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037622107

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Neptune Leasing, Inc.                      FEIN: 75-2515149

Golden Spread Energy, Inc.             FEIN: 75-1486280

GSEKFT, Inc.                                  FEIN: 20-4883357

Oliver Kendall Kelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 84,549,000

	8.	Shared Voting Power 5,093,000

	9.	Sole Dispositive Power 84,549,000

	10.	Shared Dispositive Power 5,093,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,642,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.27%

14.	Type of Reporting Person (See Instructions) CO CO CO IN
Item 1.	Security and Issuer

This statement relates to the common stock, $0.001 par value per share (“Common Stock”) of Apollo Resources International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street, Suite 403, Dallas, Texas 75205

Item 2.	Identity and Background

(a)    This statement is filed by Neptune Leasing, Inc., a Texas corporation.

(b)    The address of its principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c)    The principal business of Neptune Leasing, Inc. is equipment leasing.

(d)    During the last five years, Neptune Leasing, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, Neptune Leasing, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Not applicable.

(a) Oliver Kendall Kelley is President, CEO, director and majority shareholder of Neptune Leasing, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Kelley is also currently President and of Golden Spread Energy, Inc.; director and President of GSEKFT, Inc.; CEO and director of Jack B. Kelley, Inc.

(d) During the last five years, Mr. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kelley is a citizen of the United States of America.

(a) Sherry Kelley is Secretary, Treasurer and director of Neptune Leasing, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mrs. Kelley is also Vice-President and director of Golden Spread Energy, Inc.

(d) During the last five years, Mrs. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mrs. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mrs. Kelley is a citizen of the United States of America.

(a) Bryan Kelley is Vice President and director of Neptune Leasing, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Bryan Kelley is also director of Golden Spread Energy, Inc.

(d) During the last five years, Mr. Bryan Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Bryan Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bryan Kelley is a citizen of the United States of America.

(a) Taylor Kelley is Vice President and director of Neptune Leasing, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Taylor Kelley is also director of Golden Spread Energy, Inc.

(d) During the last five years, Mr. Taylor Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Taylor Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Taylor Kelley is a citizen of the United States of America.

(a) Mike Metcalf is Vice President and director of Neptune Leasing, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Mike Metcalf is also director of Golden Spread Energy, Inc.

(d) During the last five years, Mr. Mike Metcalf has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Mike Metcalf has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Mike Metcalf is a citizen of the United States of America.

(a) This statement is filed by Golden Spread Energy, Inc., a Texas corporation.

(b) The address of its principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) The principal business of Golden Spread Energy, Inc. is administrative services for affiliated entities.

(d) During the last five years, Golden Spread Energy, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Golden Spread Energy, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

(a) Oliver Kendall Kelley is President, director and sole shareholder of Golden Spread Energy, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Kelley is also currently CEO, President and director of Neptune Leasing, Inc.; director and President of GSEKFT, Inc.

(d) During the last five years, Mr. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kelley is a citizen of the United States of America.

(a) Sherry Kelley is Vice President and director of Golden Spread Energy, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mrs. Kelley is also Secretary, Treasurer and director of Neptune Leasing, Inc.

(d) During the last five years, Mrs. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mrs. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mrs. Kelley is a citizen of the United States of America.

(a) Bryan Kelley is director of Golden Spread Energy, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Bryan Kelley is also Vice President and director of Neptune Leasing, Inc.

(d) During the last five years, Mr. Bryan Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Bryan Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bryan Kelley is a citizen of the United States of America.

(a) Taylor Kelley is Vice President and director of Golden Spread Energy, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Taylor Kelley is also Vice President and director of Neptune Leasing, Inc.

(d) During the last five years, Mr. Taylor Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Taylor Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Taylor Kelley is a citizen of the United States of America.

(a) Eric Alexander is Secretary, Treasurer and director of Golden Spread Energy, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Eric Alexander is also Chief Financial Officer and director of Jack B. Kelley, Inc.

(d) During the last five years, Mr. Eric Alexander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Eric Alexander has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Eric Alexander is a citizen of the United States of America.

(a) This statement is filed by GSEKFT, Inc., a Texas corporation.

(b) The address of its principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) The principal business of GSEKFT, Inc. is equipment leasing and other investments.

(d) During the last five years, GSEKFT, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, GSEKFT, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

(a) Oliver Kendall Kelley is President, director and Trustee of the sole shareholder of GSEKFT, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Mr. Kelley is also currently CEO, President and director of Neptune Leasing, Inc.; director and President of Golden Spread Energy, Inc.

(d) During the last five years, Mr. Kelley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kelley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kelley is a citizen of the United States of America.

(a) Terry Sheldon is Secretary and director of GSEKFT, Inc.

(b) The address of his principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Terry Sheldon, CPA is also partner of Johnson & Sheldon, PC.

(d) During the last five years, Terry Sheldon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Terry Sheldon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Terry Sheldon is a citizen of the United States of America.

(a) Kelley Funded Grandchildren’s Trust is the sole shareholder of GSEKFT, Inc.

(b) The address of its principal office is 8101 W. 34th Avenue, Amarillo, Texas 79121.

(c) Not applicable.

(d) During the last five years, Kelley Funded Grandchildren’s Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Kelley Funded Grandchildren’s Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

As of November 22, 2006, the date of the event requiring the filing of this statement, 82,000,000 shares of Common Stock of the Issuer held by Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Mr. Kelley were acquired in consideration of the sale of business interests, equipment and satisfaction of a promissory note, and an additional 7,642,000 shares being previously acquired and held.

Item 4.	Purpose of Transaction

All shares of Common Stock of the Issuer owned by Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Mr. Kelley have been acquired by Neptune Leasing, Inc., Golden Spread Energy, Inc., GSEKFT, Inc. and Mr. Kelley for investment purposes only.

Not applicable for Sherry Kelley, Bryan Kelley, Taylor Kelley, Eric Alexander, Mike Metcalf, Terry Sheldon and Kelley Funded Grandchildren’s Trust.

(a)           Not applicable.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

(h)           Not applicable.

(i)            Not applicable.

(j)            Not applicable.

Item 5.	Interest in Securities of the Issuer
(a)

As of November 22, 2006, Neptune Leasing, Inc. owned 41,692,500 shares of Common Stock of the Issuer, representing approximately 14.55% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, Golden Spread Energy, Inc. owned 8,606,500 shares of Common Stock of the Issuer, representing approximately 3.00% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, GSEKFT, Inc. owned 5,093,000 shares of Common Stock of the Issuer, representing approximately 1.78% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 22, 2006, Oliver Kendall Kelley owned 34,250,000 shares of Common Stock of the Issuer, representing approximately 11.95% of the issued and outstanding shares of Common Stock of the Issuer.

Not applicable for Sherry Kelley, Bryan Kelley, Taylor Kelley, Eric Alexander, Mike Metcalf, Terry Sheldon and Kelley Funded Grandchildren’s Trust.

(b)

As of November 22, 2006, Neptune Leasing, Inc. had sole power to vote 41,692,500 of the shares of Common Stock of the Issuer. As of November 22, 2006, Neptune Leasing, Inc. had sole power to dispose of 41,692,500 of the shares of Common Stock of the Issuer.

As of November 22, 2006, Golden Spread Energy, Inc. had sole power to vote 8,606,500 of the shares of Common Stock of the Issuer. As of November 22, 2006, Golden Spread Energy, Inc. had sole power to dispose of 8,606,500 of the shares of Common Stock of the Issuer.

As of November 22, 2006, GSEKFT, Inc. had sole power to vote 5,093,000 of the shares of Common Stock of the Issuer. As of November 22, 2006, GSEKFT, Inc. had sole power to dispose of 5,093,000 of the shares of Common Stock of the Issuer.

As of November 22, 2006, Mr. Kelley had sole power to vote 34,250,000 of the shares of Common Stock of the Issuer. As of November 22, 2006, Mr. Kelley had sole power to dispose of 34,250,000 of the shares of Common Stock of the Issuer.

Not applicable for Sherry Kelley, Bryan Kelley, Taylor Kelley, Eric Alexander, Mike Metcalf, Terry Sheldon and Kelley Funded Grandchildren’s Trust.

(c)

During the sixty days prior to November 22, 2006, Neptune Leasing, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 22, 2006, Golden Spread Energy, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 22, 2006, GSEKFT, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 22, 2006, Mr. Kelley acquired no shares of Common Stock of the Issuer in open market transactions.

(d) Not applicable.
(e) November 22, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 - Form of Conversion Notice Exhibit 99.2 - Termination Exhibit 99.3 - Satisfaction

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 2006
Date
/s/ Oliver Kendall Kelley
Signature
Oliver Kendall Kelley/CEO, President, Neptune Leasing, Inc.
Name/Title

December 2, 2006
Date
/s/ Oliver Kendall Kelley
Signature
Oliver Kendall Kelley/CEO, President, Golden Spread Energy, Inc.
Name/Title

December 2, 2006
Date
/s/ Oliver Kendall Kelley
Signature
Oliver Kendall Kelley/CEO, President, GSEKFT, Inc.
Name/Title

December 2, 2006
Date
/s/ Oliver Kendall Kelley
Signature
Oliver Kendall Kelley/Individually
Name/Title